PLATINUM GROUP METALS LTD.

(the “Company”)

Request for Annual and Interim Financial Statements

In accordance National Instrument 51-102 “Continuous Disclosure Obligations”, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities (“Securityholder”), that the Securityholders may use to request a copy of the reporting issuer’s annual financial statements and related Management’s Discussion & Analysis (“MD&A”), the interim financial statements and related MD&A, or both.  Please complete the form below if you wish to receive such statement(s) and related MD&A for the Company’s current financial year.

Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities of Platinum Group Metals Ltd., and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and related MD&A for the current financial year.

The undersigned Securityholder hereby elects to receive:

[   ]       Interim Financial Statements for the first quarter ended November 30, 2005, second quarter ended February 28, 2006 and third quarter ended May 31,
            2006 and the related MD&A;

[   ]       Annual Financial Statements for the fiscal year ended August 31, 2006 and related MD&A; or

[   ]       BOTH – Interim Financial Statements and MD&A and the Annual Financial Statements and related MD&A.

Please note that this request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:

Address:

    Street Name & Number

Apt. or Suite

  City

Prov or State

Country

 Postal or Zip Code

*Signature:

Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street

Vancouver, BC CANADA  V6C 2B5

OR BY FAX TO: 604-484-4710

* At Platinum Group Metals Ltd., we respect your privacy and we are committed to protecting your information.  The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.platinumgroupmetals.net, or by writing to us at 328 – 550 Burrard Street, Vancouver, BC, V6C 2B5. Platinum Group Metals Ltd. will use the information that you are providing on this form in order to process your request and will treat your signature on this form as your consent to the above.